Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Mr. James S. Burns
President and Chief Executive Officer
EntreMed, Inc.
9640 Medical Center Drive
Rockville, MD 20850

> **Re:** **EntreMed, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-20713**

Dear Mr. Burns:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant